

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2024

Hengcong Qiu
Chief Executive Officer
UTime Ltd
7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, PRC, 518061

> **Re: UTime Ltd**
> **Registration Statement on Form F-3**
> **Filed April 24, 2024**
> **File No. 333-278912**

Dear Hengcong Qiu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing